AGREEMENT OF RESIGNATION, APPOINTMENT AND ACCEPTANCE (this “Agreement”), effective as of August 30, 2013 (the “Effective Date”), by and among Talisman Energy Inc., a corporation organized under the laws of Canada and having its principal office at Suite 2000, 888 3rd Street S.W., Calgary, Alberta, T2P 5C5 Canada (the “Company”), The Bank of Nova Scotia Trust Company of New York, a trust company organized and existing under the laws of the State of New York, having a corporate trust office at One Liberty Plaza, New York, New York 10006 (the “Resigning Trustee”), and Union Bank, N.A., a national banking association duly organized and existing under the laws of the United States and having a corporate trust office at 120 S. San Pedro Street, Suite 400, Los Angeles, California 90012 (the “Successor Trustee”).

RECITALS

WHEREAS, the Company has heretofore executed and delivered to the Resigning Trustee an indenture, dated as of January 27, 2006 (the “Indenture”), which provides for the issuance of an unlimited aggregate principal amount of the Company’s debt securities and pursuant to which there are currently securities of the series and in respective aggregate principal amounts outstanding, as listed on Exhibit A hereto (the “Notes”);
WHEREAS, the Company appointed Resigning Trustee as the Trustee, Security Registrar and Paying Agent under the Indenture;

WHEREAS, Section 610 of the Indenture provides that the Trustee may at any time resign with respect to the relevant Notes by giving written notice of such resignation to the Company, effective upon the acceptance by a successor Trustee of its appointment as a successor Trustee;

WHEREAS, Section 610 of the Indenture provides that, if the Trustee shall resign, the Company, by a Board Resolution, shall promptly appoint a successor Trustee;

WHEREAS, Section 611 of the Indenture provides that any successor Trustee appointed in accordance with the Indenture shall execute, acknowledge and deliver to the Company and to its predecessor Trustee an instrument accepting such appointment under the Indenture, and thereupon the resignation of the predecessor Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all rights, powers, trusts and duties of the predecessor Trustee;

WHEREAS, the Resigning Trustee wishes to resign as Trustee, Security Registrar and Paying Agent under the Indenture;

WHEREAS, the Company desires to appoint Successor Trustee as successor Trustee, Security Registrar and Paying Agent to succeed Resigning Trustee in such capacities under the Indenture; and

WHEREAS, Successor Trustee is willing to accept such appointment as successor Trustee, Security Registrar and Paying Agent under the Indenture;

NOW, THEREFORE, the Company, Resigning Trustee and Successor Trustee, for and in consideration of the premises and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby consent and agree as follows:

1

THE RESIGNING TRUSTEE

1.1 Resigning Trustee hereby resigns as Trustee, Security Registrar and Paying Agent under the Indenture.

1.2 Resigning Trustee hereby represents and warrants to Successor Trustee and the Company that:

(a) The Indenture, and each amendment and supplemental indenture thereto, was validly and lawfully executed and delivered by Resigning Trustee.  No covenant or condition contained in the Indenture has been waived by Resigning Trustee or, to the knowledge of Resigning Trustee, by the Holders of the percentage in aggregate principal amount of the Notes required by the Indenture to effect any such waiver.

(b) There is no action, suit or proceeding pending or, to the knowledge of Resigning Trustee, threatened against Resigning Trustee before any court or any governmental authority arising out of any act or omission of Resigning Trustee as Trustee, Security Registrar and Paying Agent under the Indenture.

(c) As of the Effective Date, Resigning Trustee will hold no moneys or property under the Indenture.

(d) Resigning Trustee has duly authenticated and delivered each of the Notes delivered to it for authentication, all of which are outstanding as of the Effective Date and interest has been paid through the most recent date on which interest is required to be paid in accordance with the terms of such Notes.  Resigning Trustee has not appointed any Authenticating Agent under Section 613 of the Indenture.

(e) To the knowledge of Resigning Trustee, the registers in which it has registered and transferred registered Notes accurately reflect the amount of Notes issued and outstanding and the amounts payable thereon.

(f) Each person who, on behalf of the Resigning Trustee, so authenticated the Notes was duly elected, qualified and acting as an officer or authorized signatory of Resigning Trustee and empowered to authenticate the Notes at the respective times of such authentication and the signature of such person or persons appearing on such Notes is each such person’s genuine signature.

(g) This Agreement has been duly authorized, executed and delivered on behalf of Resigning Trustee and constitutes its legal, valid and binding obligation, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(h) To the knowledge of the Resigning Trustee, no event has occurred and is continuing which is, or after notice or lapse of time or both would become, an Event of Default under the Indenture.

1.3 Resigning Trustee hereby assigns, transfers, delivers and confirms to Successor Trustee all right, title and interest of Resigning Trustee in and to the trust under the Indenture and all the rights, powers, trusts and duties of the Trustee, Security Registrar and Paying Agent under the Indenture.  Resigning Trustee shall execute and deliver such further instruments and shall do such other things as Successor Trustee may reasonably require so as to more fully and certainly vest and confirm in Successor Trustee all the rights, powers, trusts and duties hereby assigned, transferred, delivered and confirmed to Successor Trustee as Trustee, Security Registrar and Paying Agent.  Upon the effectiveness of this Agreement, Resigning Trustee shall have no further duties or obligations under the Indenture.

1.4 Resigning Trustee shall deliver to Successor Trustee, as of or promptly after the Effective Date, all of the documents listed on Exhibit B hereto.

2

THE COMPANY

2.1 The Company hereby accepts the resignation of Resigning Trustee as Trustee, Security Registrar and Paying Agent under the Indenture.

2.2 The Company hereby certifies that attached hereto as Exhibit C is a copy of the Board Resolution which was duly adopted by the Board of Directors of the Company, is in full force and effect on the date hereof, and which authorizes the Company to:  (a) accept Resigning Trustee’s resignation as Trustee, Security Registrar and Paying Agent under the Indenture; (b) appoint Successor Trustee as Trustee, Security Registrar and Paying Agent under the Indenture; and (c) execute and deliver such agreements and other instruments as may be necessary or desirable to effectuate the succession of Successor Trustee as Trustee, Security Registrar and Paying Agent under the Indenture.

2.3 The Company hereby appoints Successor Trustee as Trustee, Security Registrar and Paying Agent under the Indenture to succeed to, and hereby vests Successor Trustee with, all the rights, powers, trusts and duties of Resigning Trustee under the Indenture with like effect as if originally named as Trustee, Security Registrar and Paying Agent under the Indenture.

2.4 Promptly after the Effective Date, the Company shall cause a notice, substantially in the form of Exhibit D hereto, to be sent by the Successor Trustee to each Holder of the Notes in accordance with the provisions of the Indenture.

2.5 The Company hereby represents and warrants to Successor Trustee, and solely with respect to Sections 2.5(a), (g) and (h), the Company hereby represents and warrants to Resigning Trustee that:

(a) The Company is a corporation duly and validly organized and existing pursuant to the laws of its jurisdiction of organization.

(b) The Indenture, and each amendment or supplemental indenture thereto, was validly and lawfully executed and delivered by the Company and is in full force and effect and the Notes of which it is the issuer were validly issued by the Company.

(c) The Company has performed or fulfilled prior to the date hereof, and will continue to perform and fulfill after the date hereof, each covenant, agreement, condition, obligation and responsibility under the Indenture.

(d) No event has occurred and is continuing which is, or after notice or lapse of time or both would become, an Event of Default under the Indenture.

(e) No covenant or condition contained in the Indenture has been waived by the Company or, to the best of the Company’s knowledge, by Holders of the percentage in aggregate principal amount of the Notes required to effect any such waiver.

(f) There is no action, suit or proceeding pending or, to the best of the Company’s knowledge, threatened against the Company before any court or any governmental authority arising out of any act or omission of the Company under the Indenture.

(g) This Agreement has been duly authorized, executed and delivered on behalf of the Company and constitutes its legal, valid and binding obligation, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(h) All conditions precedent relating to the appointment of the Successor Trustee under the Indenture have been complied with by the Company.

3

THE SUCCESSOR TRUSTEE

3.1 Successor Trustee hereby represents and warrants to Resigning Trustee and to the Company that:

(a) Successor Trustee is not disqualified under, and is eligible under, the provisions of the Indenture to act as Trustee, Security Registrar and Paying Agent under the Indenture.

(b) This Agreement has been duly authorized, executed and delivered on behalf of Successor Trustee and constitutes its legal, valid and binding obligation, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.2 Successor Trustee hereby accepts its appointment as successor Trustee, Security Registrar and Paying Agent under the Indenture and accepts the rights, powers, trusts and duties of Resigning Trustee as Trustee, Security Registrar and Paying Agent under the Indenture, upon the terms and conditions set forth therein, with like effect as if originally named as Trustee, Security Registrar and Paying Agent under the Indenture.

3.3 References in the Indenture to “Corporate Trust Office” or other similar terms shall be deemed to refer to the corporate trust office of Successor Trustee, which is presently located at 120 S. San Pedro Street, Suite 400, Los Angeles, California 90012.  Successor Trustee covenants and agrees to maintain a Place of Payment within the Borough of Manhattan in The City of New York, as required by the Indenture, and references in the Indenture to “Place of Payment” or similar terms shall be deemed to refer to the offices of Successor Trustee located at 1251 Avenue of the Americas, 19th Floor, New York, New York 10020.

4

MISCELLANEOUS

4.1 Except as otherwise expressly provided herein or unless the context otherwise requires, all capitalized terms used herein which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

4.2 This Agreement and the resignation, appointment and acceptance effected hereby shall be effective as of opening of business on the Effective Date.

4.3 This Agreement does not constitute a waiver by any of the parties hereto of any obligation or liability which Resigning Trustee may have incurred in connection with its serving as Trustee, Security Registrar or Paying Agent under the Indenture or an assumption by Successor Trustee of any liability of Resigning Trustee arising out of a breach by Resigning Trustee prior to its resignation of its duties under the Indenture.  Resigning Trustee shall not be liable for any of its acts or omissions while serving as Trustee, Security Registrar and Paying Agent unless it shall have acted with negligence, bad faith or willful misconduct.

4.4 Resigning Trustee hereby acknowledges payment or provision for payment in full by the Company of compensation for all services rendered by Resigning Trustee in its capacity as Trustee, Security Registrar and Paying Agent under the Indenture and reimbursement in full by the Company of the expenses, disbursements and advances incurred or made by Resigning Trustee in its capacity as Trustee, Security Registrar and Paying Agent in accordance with the provisions of the Indenture.  Resigning Trustee acknowledges that it relinquishes any lien (including, without limitation, any lien imposed pursuant to Section 607(b) of the Indenture) it may have upon all property or funds held or collected by it to secure any amounts due it pursuant to the provisions of the Indenture.  Subject to the two preceding sentences, this Agreement does not constitute a waiver or assignment by the Resigning Trustee of any compensation, reimbursement, expenses or indemnity to which it is or may be entitled pursuant to the Indenture.  The Company acknowledges its obligation set forth in the Indenture to indemnify Resigning Trustee for, and to hold Resigning Trustee harmless against, any loss, claim, liability or expense incurred without negligence, bad faith or willful misconduct on the part of Resigning Trustee and arising out of or in connection with the acceptance or administration of the trust evidenced by the Indenture (which obligation shall survive the execution hereof).

4.5 Other than as set forth herein, the terms and provisions of the Indenture remain in full force and effect.

4.6 This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of laws principles that would apply any other law.  Each of the parties hereto irrevocably submits to the non-exclusive jurisdiction of any U.S. federal or state court sitting in the Borough of Manhattan in The City of New York for any action or proceeding arising out of, or relating to, this Agreement, and waives any objection to the laying of venue in such courts or that any such court constitutes an inconvenient forum.

4.7 EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING ARISING OUT OF, OR RELATING TO, THIS AGREEMENT.

4.8 This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.  The exchange of copies of this Agreement and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Agreement as to the parties hereto and may be used in lieu of the original Agreement for all purposes.  Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

4.9 The Company acknowledges that, in accordance with Section 326 of the USA Patriot Act, Successor Trustee, in order to help fight the funding of terrorism and prevent money laundering, is required to obtain, verify and record information that identifies each person or legal entity that establishes a relationship or opens an account with Successor Trustee.  The Company agrees that it will provide Successor Trustee with such information as it may request in order for Successor Trustee to satisfy the requirements of the USA Patriot Act.

4.10 The Company, Resigning Trustee and Successor Trustee hereby acknowledge receipt of an executed counterpart of this Agreement and the effectiveness thereof.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement of Resignation, Appointment and Acceptance to be duly executed, effective as of the Effective Date.

TALISMAN ENERGY INC.

By: /s/ Paul Smith
Name: Paul Smith Title: EVP Finance and CFO
By: /s/ Harold Kvisle Name: Harold Kvisle Title: President & CEO
UNION BANK, N.A.,
as Successor Trustee

By: /s/ Stephen W. Boughton
Name: Stephen W. Boughton Title: Vice President
THE BANK OF NOVA SCOTIA TRUST COMPANY OF NEW YORK,
as Resigning Trustee

By: /s/ Warren A. Goshine
Name: Warren A. Goshine Title: Vice President

(Agreement of Resignation, Appointment and Acceptance relating to 2006 Indenture)

Exhibit A

SECURITIES ISSUED UNDER INDENTURE

TITLE OF ISSUE	CUSIP NO.	ORIGINAL PRINCIPAL AMOUNT	OUTSTANDING PRINCIPAL AMOUNT
7.750% Notes due 2019	87425E AL7	U.S. $700 million	U.S. $700 million
3.750% Notes due 2021	87425E AM5	U.S. $600 million	U.S. $600 million
5.850% Notes due 2037	87425E AJ 2	U.S. $500 million	U.S. $500 million
6.250% Notes due 2038	87425E AK 9	U.S. $600 million	U.S. $600 million
5.50% Notes due 2042	87425E AN3	U.S. $600 million	U.S. $600 million

Exhibit B

DOCUMENTS TO BE DELIVERED TO SUCCESSOR TRUSTEE

1. Executed copy of Indenture and each amendment and supplemental indenture thereto.

2. File of closing documents from initial issuance, including the original fully executed global note(s).

3.	Copies of the most recent of each of the SEC reports delivered by the Company pursuant to Section 705 of the Indenture.

4. A copy of the most recent compliance certificate delivered pursuant to Section 1002 of the Indenture.

5.
Certified list of Holders, including certificate detail and all “stop transfers” and the reason for such “stop transfers” (or, alternatively, if there are a substantial number of registered Holders, the computer tape reflecting the identity of such Holders).

6.
Copies of any official notices sent by the Trustee to all the Holders of the Notes pursuant to the terms of the Indenture during the past twelve months and a copy of the most recent Trustee’s annual report to Holders delivered pursuant to Section 704 of the Indenture.

7. All unissued Note inventory and global notes.

8. Notes debt service records and conversion records.

1.

Exhibit C

BOARD RESOLUTION

Exhibit D

[COMPANY LETTERHEAD]

NOTICE

To the Holders of:

7.750% Notes due 2019 (CUSIP No. 87425E AL7)

3.750% Notes due 2021 (CUSIP No. 87425E AM5)

5.850% Notes due 2037 (CUSIP No. 87425E AJ 2)

6.250% Notes due 2038 (CUSIP No. 87425E AK 9)

5.50% Notes due 2042 (CUSIP No. 87425E AN3)

(collectively, the “Notes”)

of

TALISMAN ENERGY INC.

NOTICE IS HEREBY GIVEN, pursuant to Section 610 of the Indenture, dated as of January 27, 2006 (the “Indenture”), by and between Talisman Energy Inc., as issuer, and The Bank of Nova Scotia Trust Company of New York, as trustee, that The Bank of Nova Scotia Trust Company of New York has resigned as trustee, security registrar and paying agent under the Indenture with respect to the above-referenced Notes in connection with the discontinuance of its corporate trust business.

Pursuant to Section 611 of the Indenture, Union Bank, N.A., a national banking association duly organized and existing under the laws of the United States of America, has accepted appointment as trustee, security registrar and paying agent under the Indenture.  The address of the designated corporate trust office of the successor trustee is 120 S. San Pedro Street, Suite 400, Los Angeles, California 90012, and the address for the related place of payment under the Indenture is 1251 Avenue of the Americas, 19th Floor, New York, New York 10020.

The Bank of Nova Scotia Trust Company of New York’s resignation as trustee, security registrar and paying agent and Union Bank, N.A.’s appointment as successor trustee, security registrar and paying agent were effective as of the opening of business on August 30, 2013.

Dated:  August 30, 2013

TALISMAN ENERGY INC.